

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

January 12, 2010

Mr. Michael T. Sicoli
Executive Vice President and Chief Financial Officer
RCN Corporation
196 Van Buren Street
Herndon, VA 20170

> **RE:** **RCN Corporation**
> **Form 10-K for the Year Ended December 31, 2008**
> **Filed February 24, 2009**
>
> **Form 10-Q for the Quarterly Period Ended September 30, 2009**
> **File No. 1-16805**

Dear Mr. Sicoli:

We have reviewed your supplemental response letter dated December 31, 2009 as well as your filing and have the following comments.

Form 10-K for the Year Ended December 31, 2008

Note 2. Goodwill and Other Intangible Assets, page F-10

1.  We note your response to comment one from our letter dated November 30, 2009. Please confirm to us that the fair value of your franchise rights determined under the Multi-Period Excess Earnings Model ("Excess Earnings Model") is not materially different from the fair value determined under the Greenfield Cash Flow Valuation Model ("Greenfield Model"). If not, tell us why it is appropriate to use the Excess Earnings Model instead of the Greenfield Model.

2.  We note your responses to comments one and two from our letter dated November 30, 2009. If true, please disclose that none of the reporting and/or accounting units are at risk of impairment. Otherwise, tell us the percentage by which fair values exceeded carrying values as of the date of the most recent impairment test date.

\* \* \* \*

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director